June 13, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Esq.
           Assistant Director
           Division of Corporate Finance


Re:  Derma Sciences, Inc.
     Acceleration Request for Registration Statement on Form S-3
     Filed April 8, 2005
     File No. 333-123940



Ladies and Gentlemen:

     We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-3 under the Securities Act of 1933 to 9:00 a.m. EDT on Tuesday, June 14, 2005, or as soon after that as practicable.


Very truly yours,

DERMA SCIENCES, INC.


By:   /s/Edward J. Quilty
     ----------------------
         Edward J. Quilty
         President and Chief Executive Officer